OCEAN SHORE HOLDING CO.

(OSHC)

SECOND-STEP CONVERSION

November 2009

1

DISCLAIMER

This presentation may contain “forward-looking statements” within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the current expectations of Ocean Shore Holding Co. (the “Company”) regarding its business strategies, expected results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “estimates,” “anticipates,” “intends” and similar expressions. Management’s ability to predict results or the effect of future plans or strategies is inherently uncertain and actual results may differ materially. Factors that could affect actual results include changes in interest rate trends, general economic conditions nationally and in the market area in which the Company operates, the Company’s ability to control costs and expenses, competitive products and pricing, loan delinquency rates, changes in federal and state legislation and regulation and other factors that are described in the Company’s prospectus and prospectus supplement as filed with the Securities and Exchange Commission. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update any forward-looking statements.

Ocean Shore Holding Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by requesting it from Sandler O’Neill & Partners, L.P. or Janney Montgomery Scott, the co-managers of the offering.

The shares of common stock of new Ocean Shore Holding are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

ISSUER: Ocean Shore Holding Co.

TRANSACTION STRUCTURE: Second-Step Conversion

PRICE PER SHARE: $8.00

PRICE/ PRO FORMA TBV PER SHARE: 62.0%

SHARES OFFERED: 4,186,250 (minimum)

GROSS PROCEEDS: $33.5 million

PRO FORMA SHARES OUTSTANDING: 7,308,118 (minimum)

EXCHANGE / SYMBOL: NASDAQ Global Market / OSHC

CO-MANAGERS: Sandler O’Neill + Partners, L.P. Janney Montgomery Scott

EXPECTED PRICING: December 2009

TRANSACTION OVERVIEW

COMPANY OVERVIEW

INTRODUCTION TO OCEAN SHORE HOLDING CO.

Parent company of Ocean City Home Bank, a $743 million¹ community -oriented bank headquartered in Ocean City, New Jersey

Mutual holding company reorganization completed in 1998; IPO completed in December 2004

Public shareholders currently own 42.7% of the common shares outstanding

Local bank serving the southern New Jersey shore community for over 120 years

Eight full service branches in Atlantic County and two in Cape May County

Since IPO, has added four branches, doubled size of loan portfolio and increased deposits more than 25%

Currently well-capitalized, exceeding all required regulatory capital ratios

Experienced management team – a combined 70 years of service with the Bank

Steven E. Brady, President and Chief Executive Officer since 1991

Kim M. Davidson, Executive Vice President since 2005 (employee since 1994)

Donald F. Morgenweck, Senior Vice President and Chief Financial Officer since 2001

Anthony J. Rizzotte, Executive Vice President and Chief Lending Officer since 1991

Janet Bossi, Senior Vice President of Loan Administration since 2002 (employee since 1993)

Significant investment by Board of Directors, management and employees

Pro forma ownership of >11%, inclusive of ESOP and 401(k)

¹ Financial information as of September 30, 2009

COMPANY OVERVIEW

OUR MISSION IS TO CONTINUE TO BE A PROFITABLE COMMUNITY -ORIENTED FINANCIAL INSTITUTION

Attract and retain customers by emphasizing relationship banking and superior customer service

Our customers are consumers, small businesses and municipalities in our market area

Emphasis on the origination of local residential mortgage loans

Selectively pursue opportunities to increase commercial lending in our market area

Asset quality key to long-term financial success

Maintain quality of loan portfolio through conservative underwriting standards

Strong emphasis on core deposits

59.5% of total deposits are core; 9.7% are non-interest bearing¹

Our goal is to create value for our shareholders by serving our customers and communities

¹ Financial data as of September 30, 2009

Source: Company Form 10-Q

MARKET AREA

COMPANY OVERVIEW

Tourism continues to be the primary driver of local economy

Employment dominated by the service sector, most prominently the gaming industry in Atlantic City

Casino expansion, along with new retail centers and entertainment venues, should lead to job growth and an increase in housing development

Remaining employment base is diversified

Demographic trends

2009 Population: 374,793, up 0.9% since 2008

2009 Median HH income: $55,277, up 1.2% since 2008

Housing market a mix of year-round residences, second homes and investment properties

Recent influx of retirees relocating to the shore area as primary residence

Average home price in Atlantic County in 3Q09 was $208,500, down 5.8% year-over-year

-New home prices in Q209: $288,200, down 5.6% from Q408

Average home price in Cape May County in 3Q09 was $329,900, down 7.0% year-over-year

-New home prices in Q209: $485,605, up 1.0% from Q408

Sources: Demographic data – SNL, Claritus; Housing data – New Jersey Homebuilders Association

OCEAN SHORE HOLDING CO.

COMPANY OVERVIEW

COMPETITIVE POSITION

Rank	Institution	Branch Count	June 30, 2009 Deposits in Market ($000)	June 30, 2009 Market Share (%)	June 30, 2008 Deposits in Market ($000)	June 30, 2008 Market Share (%)
1	Toronto-Dominion Bank	12	$1,321,680	18.8	$1,300,464	19.8
2	Bank of America Corp. (NC)	21	840,652	11.9	729,230	11.1
3	Cape Bancorp Inc. (NJ)	18	746,715	10.6	747,014	11.4
4	Sun Bancorp Inc. (NJ)	17	659,030	9.4	679,639	10.4
5	PNC Financial Services Group (PA)	17	578,704	8.2	546,972	8.3
6	Wells Fargo & Co. (CA)	11	572,709	8.1	525,633	8.0
7	**Ocean Shore Holding Co. (MHC) (NJ)**	**10**	**496,601**	**7.0**	**417,852**	**6.4**
8	Sturdy Savings Bank (NJ)	8	382,147	5.4	363,871	5.6
9	Susquehanna Bancshares Inc. (PA)	6	269,753	3.8	236,492	3.6
10	Crest Savings Bancorp MHC (NJ)	8	255,639	3.6	246,132	3.8
11	Sea Isle Financial Corp. MHC (NJ)	3	186,715	2.7	163,706	2.5
12	Parke Bancorp Inc. (NJ)	1	142,960	2.0	109,826	1.7
13	Absecon Bancorp (NJ)	4	129,861	1.8	119,304	1.8
14	CBHC Financialcorp Inc. (NJ)	5	124,226	1.8	128,800	2.0
15	Hudson City Bancorp Inc. (NJ)	1	96,610	1.4	56,256	0.9
16	Fox Chase Bancorp Inc. (MHC) (PA)	3	94,453	1.3	61,833	0.9
17	Fulton Financial Corp. (PA)	4	59,395	0.8	38,359	0.6
18	JJR Holding Co. (NJ)	2	53,996	0.8	46,454	0.7
19	Franklin Bank (NJ)	1	25,482	0.4	30,049	0.5
20	Newfield Bancorp Inc. (NJ)	1	12,065	0.2	12,007	0.2
	Totals	**153**	**$7,049,393**	**100.0**	**$6,559,893**	**100.0**

Note: Deposit and market share data as of June 30, 2009
[1] Total deposits in Atlantic and Cape May Counties
Source: SNL Financial

- Total deposits of $7.0 billion in the market[1]
- Ranked 7th out of 20 banks in our market area with a 7.0% deposit market share
- Four of top ten competitors are national or super-regional banks
  - Provides opportunities for OSHC to increase market share

7

FINANCIAL HIGHLIGHTS

Total Assets ($mm)

Gross Loans ($mm)

$800 $743

CAGR = 7.4% $678

$630

$600 $528 $544 $562

$400

$200

$0

2004 2005 2006 2007 2008 YTD 2009

$750 $659

CAGR = 14.8% $597

$530

$500 $414 $435

$342

$250

$0

2004 2005 2006 2007 2008 YTD 2009

Deposits ($mm)

Total Equity ($mm)

$600 CAGR = 5.4% $533

$456

$450 $415 $417 $417 $415

$300

$150

$0

2004 2005 2006 2007 2008 YTD 2009

$80 CAGR = 2.6%

$60 $61 $63 $63 $64 $67

$60

$40

$20

$0

2004 2005 2006 2007 2008 YTD 2009

Note: CAGR for the 4.75 year period ended September 30, 2009 Company completed initial public offering in December 2004 Source: SNL Financial

FINANCIAL HIGHLIGHTS

LOAN PORTFOLIO

Primary lending activity is origination of one-to-four family residential and home equity loans

One-to-four family residential and home equity loans comprise approximately 88% of total loans

No subprime loans in portfolio Strong, steady loan growth

Ten-year CAGR¹ of 13.9%

Because of our location, many of the properties securing residential mortgages are second homes or rental properties

Approximately 40% of one-to-four family residential loans are secured by second homes and approximately 10% are secured by investment properties

Construction 1.4%

Commercial 2.9%

Home Equity 9.5%

Other Consumer Loans 0.1%

Commercial and Multi-family 7.3%

One-to-four Family Residential 78.8%

Note: Data as of September 30, 2009 (Source: Company Form 10-Q)

¹ CAGR for the 9.75 year period ended September 30, 2009

FINANCIAL HIGHLIGHTS

SECURITIES PORTFOLIO

At September 30, 2009, approximately 76% of our investment portfolio consisted of pass-through mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae Corporate debt securities consist of securities issued by other financial institutions and two TRUP CDOs

TRUP CDOs written down to $0

Remainder of portfolio primarily consisted of US agency and municipal securities

Federal Agencies 2.72%

Municipal Securities 4.70%

Corporate 16.98%

Equity Securities 0.04%

Pass-Through Mortgage-Backed Securities 75.55%

Note: Data as of September 30, 2009 (Source: Company Form 10-Q)

FINANCIAL HIGHLIGHTS

ASSET QUALITY

Strong credit quality history over credit cycles

During the 9.75 years ended September 30, 2009, period-end average non-performing loans totaled $685,000 and average net charge-offs totaled $24,000

At September 30, 2009, non-performing loans totaled $2.5 million or 0.41% of total loans; $101,000 net charge-offs YTD 2009

Loan loss reserves to gross loans of 0.53% at September 30, 2009

Historical Asset Quality

Non-Performing Loans / Total Loans

Net Charge-Offs / Average Loans

1.50% 1.00% 0.50% 0.00%

0.13% 0.05% 0.23% 0.13% 0.00% 0.02% 0.12% 0.06% 0.33% 0.41%

2000 2001 2002 2003 2004 2005 2006 2007 2008 YTD 2009

FINANCIAL HIGHLIGHTS

FUNDING SOURCES

Deposits account for approximately 80% of our funding

Steady growth in deposits

Ten-year CAGR¹ of 7.8% since 1999

Core deposits² comprised 59.5% of total deposits at September 30, 2009

No brokered deposits

Approximately 19% of our deposits at September 30, 2009 were municipal deposits

Total borrowings of $133.3 million at September 30, 2009, including $15.5 million of trust preferred

Savings Accounts 9.5%

Noninterest-bearing Demand 7.7%

Trust Preferred 2.3%

FHLB Borrowings 17.7%

CDs 32.4%

Interest-bearing Demand 30.4%

Note: Data as of September 30, 2009 (Source: Company Form 10-Q)

¹ CAGR for the 9.75 year period ended September 30, 2009

² Core deposits defined as demand and savings accounts

FINANCIAL HIGHLIGHTS

STRONG CAPITAL POSITION

BANK CAPITAL RATIOS

Tang. Common Equity / Tang. Assets (%)

15% 12% 9% 6% 3% 0%

2004 2005 2006 2007 2008 Q3 Pro 2009 Forma

11.3% 11.1% 11.1% 11.2% 10.0% 9.5% 9.1%

Core Capital / Tang. Assets (%)

15% 12% 9% 6% 3% 0%

2004 2005 2006 2007 2008 Q3 Pro 2009 Forma

11.6% 10.7% 10.5% 10.7% 10.0% 9.7%

9.3%

Total Risk-Based Capital Ratio (%)

25% 20% 15% 10% 5% 0%

2004 2005 2006 2007 2008 Q3 Pro 2009 Forma

20.4% 19.7% 18.9% 19.2% 17.6% 17.0% 16.3%

Notes:

- Tangible common equity and tangible assets are non-GAAP financial measures calculated using GAAP-based amounts. Since there are no intangibles at the Company, tangible common equity and tangible assets are equal to total common equity and total assets, respectively, and no reconciliation is necessary

- Company completed initial public offering in December 2004

- Pro forma capital ratios assumes net proceeds of $12.9 million and risk-weighting of 20.0%

Source: SNL Financial

FINANCIAL HIGHLIGHTS

HISTORICAL PROFITABILITY

Net Interest Income ($000)

$20,000 $17,000 $14,000 $11,000 $8,000 $5,000

2005 2006 2007 2008 YTD 2009

$18,826 $16,287 $15,255 $15,219 $15,138

Provision ($000)

$1,000 $750 $500 $250 $0

2005 2006 2007 2008 YTD 2009

$261 $373 $300 $300 $895

Other Income¹ ($000)

$3,000 $2,500 $2,000 $1,500 $1,000 $500

$2,819 $2,622 $2,316 $2,331 $2,242

2005 2006 2007 2008 YTD 2009

Other Expenses ($000)

$15,000 $12,500 $10,000 $7,500 $5,000

$14,265 $12,806 $13,069 $12,201 $11,886

2005 2006 2007 2008 YTD 2009

Note: YTD data as of September 30, 2009

¹ Excludes impairment charges and realized gains/(losses) on the sale of investment securities

FINANCIAL HIGHLIGHTS

BUILDING SHAREHOLDER VALUE

Core Earnings Per Share¹ ($)

$0.60 $0.50 $0.40 $0.30 $0.20 $0.10 $0.00

$0.55 $0.44 $0.36 $0.37 $0.34

2005 2006 2007 2008 YTD 2009

Tangible Book Value Per Share ($)

$10.00 $8.00 $6.00 $4.00 $2.00 $0.00

$7.54 $7.74 $8.11 $6.91 $7.28

2005 2006 2007 2008 YTD 2009

Dividends Per Share ($)

$0.20 $0.15 $0.10 $0.05 $0.00

$0.00 $0.00 $0.00 $0.15 $0.15

2005 2006 2007 2008 YTD 2009

Dividend Yield (%)

4.00% 3.00% 2.00% 1.00% 0.00%

0.00% 0.00% 0.00% 2.90% 2.42%

2005 2006 2007 2008 YTD 2009²

Note: YTD data as of September 30, 2009

¹ Core earnings defined as net income before extraordinary items less the after-tax gains/(losses) on the sale of investment securities and nonrecurring items;

See page 19 for a reconciliation of core EPS

² Market data as of November 13, 2009

OFFERING OBJECTIVES

While currently well-capitalized, the additional capital raised will allow us to continue to grow and expand our franchise

The increase in shares outstanding and change in corporate structure should improve the liquidity of our shares

The full stock company corporate structure will provide more operating/strategic flexibility and eliminate concerns about the potential impact of regulatory reform on MHC structure

Dividend waiver rules, holding company regulation, conversion process

Current market conditions provide the opportunity to transition the Company for the future without raising excessive capital

OFFERING INFORMATION

PRO FORMA FINANCIAL IINFORMATION

Number of Shares Offered Minimum 4,186,250

Number of Shares Issued to Existing Shareholders Exchange Ratio 3,121,868

0.8793x

Pro Forma Shares Outstanding 7,308,118

Pro Forma Tangible Equity to Assets Ratio 12.1%

Pro Forma Tangible Book Value Per Share ($) $12.91

Price/Pro Forma Tangible Book Value 62.0%

Price/Pro Forma LTM Core Earnings¹ 11.2x

Peers²

Price/Pro Forma Tangible Book Value 96.4%

Price/Pro Forma LTM Core Earnings¹ 13.1x

Note: Pricing ratios based on financial data as of period ended September 30, 2009 (Source: Updated appraisal report dated October 21, 2009)

¹ Core earnings defined as net income before extraordinary items less the after-tax portion of income from investment securities and nonrecurring items

² Peer group selected by independent appraiser; consists of ESSA, ESBK, FSBI, HARL, ROME, THRD, and WVFC; pricing data as of November 13, 2009

INVESTMENT OPPORTUNITY

HIGHLIGHTS

Fundamental franchise value

Growing franchise in attractive markets

Attractive branch footprint with strong core deposit base

Conservative credit culture and profile

Proven track record of growth and profitability

Local, experienced Board and management team – experience in difficult credit cycles Strong capital base, exceeding all regulatory requirements Opportunity to purchase stock at an attractive valuation Attractive dividend payment and yield Positioned for value creation as economy recovers

APPENDIX

APPENDIX

NON-GAAP FINANCIAL MEASURES

Core earnings is a non-GAAP financial measure derived from a GAAP-based amount. We calculate core earnings by excluding realized gains and losses on the sale of investment securities and one-time revenues and costs from reported net income. We believe that this non-GAAP financial measure provides information that is important to investors. However, this non-GAAP financial measure is supplemental and is not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the non-GAAP measure of core earnings to the GAAP measure of net income is set forth below:

For the Twelve Months Ended December 31, YTD Sept. 30, 2005 2006 2007 2008 2009

Reported net income $3,076 $3,149 $2,791 $2,929 $2,897

Adjustments:

(Gain)/loss on securities - - - 50 (6)

Impairment charge on AFS securities - - - 2,235 1,077

Tax impact at 35.0% tax rate - - - (800) (375)

Core net income $3,076 $3,149 $2,791 $4,415 $3,593

Average diluted shares (actual) 8,453,593 8,410,151 8,227,103 8,094,685 8,100,705

Core earnings per share $0.36 $0.37 $0.34 $0.55 $0.44

Note: Dollars in thousands, except per share data

OCEAN SHORE HOLDING COMPANY